Form 10-K405, Exhibit 13
period 2000-12-31
HUGOTON ROYALTY TRUST
filed 2001-03-30
CIK 862022

HUGOTON ROYALTY TRUST
--------------------------------------------------------------------------------

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

MMBtu             One million British Thermal Units, a common energy measurement

net proceeds      Gross proceeds from sale of production from the underlying properties, less applicable costs

net profits       An interest in an oil and gas property measured by net
interest          profits from the sale of production, rather than a specific portion of production

royalty income    Net proceeds multiplied by the net profits percentage of 80%
                  and paid to the trust

underlying        Cross Timbers' interest in certain oil and gas properties
properties        from which the net profits interests were conveyed. The
                  underlying properties include working interests in predominantly gas-producing properties located in Kansas, Oklahoma and Wyoming.

working interest  An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production and development costs

THE TRUST
--------------------------------------------------------------------------------

Hugoton Royalty Trust was created on December 1, 1998 when Cross Timbers Oil Company conveyed 80% net profits interests in certain predominantly gas-producing properties located in Kansas, Oklahoma and Wyoming to the trust. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

Royalty income received by the trust on the last business day of each month is calculated and paid by Cross Timbers based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.


UNITS OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------

The units of beneficial interest in the trust began trading on the New York Stock Exchange on April 9, 1999 under the symbol "HGT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2000 and 1999:


                               Sales Price
                         ----------------------  Distributions
    Quarter                 High         Low       per Unit
----------------------   -----------  ---------  -------------
2000
----------------------
First.................   $ 9.000      $   7.625    $0.273482
Second................    13.000          8.188     0.281612
Third.................    15.688         11.188     0.404911
Fourth................    15.500         12.375     0.457797
                                                 -------------
                                                   $1.417802
                                                 =============

1999
---------------------
First................          -              -    $0.089052
Second...............    $10.875      $   9.500     0.220838
Third................     10.688          9.563     0.213208
Fourth...............     10.375          7.500     0.304155
                                                 -------------
                                                   $0.827253
                                                 =============

At December 31, 2000, there were 40,000,000 units outstanding and approximately 86 unitholders of record; 17,411,800 of these units were held by a depository institution. As of March 1, 2001, Cross Timbers owned 21,705,893 units.

Forward-Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements. Although Cross Timbers believes that the expectations reflected in such forward-looking statements are reasonable, neither Cross Timbers nor the trustee can give any assurance that such expectations will prove to be correct.

SUMMARY
--------------------------------------------------------------------------------

The trust was created to collect and distribute to unitholders monthly royalty income related to the 80% net profits interests. Such royalty income is calculated as 80% of the net proceeds received from certain working interests in predominantly gas-producing properties in Kansas, Oklahoma and Wyoming. Net proceeds from properties in each state are calculated by deducting production and development costs. If costs exceed revenues from the underlying properties in any state, the related net profits interests will not contribute to royalty income until all excess costs and accrued interest have been recovered from the state's future net proceeds. These excess costs cannot reduce royalty income from the other states. Excess costs generally can occur during periods of higher development activity and lower gas prices.

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

               As an example, a unitholder that acquired units in January 2000 and held them throughout 2000 would be entitled to a cost depletion deduction of approximately 6% of his cost. Assuming a cost of $8.50 per unit, cost depletion would offset 39% of 2000 taxable trust income. After considering the tight sands tax credit and assuming a 30% tax rate, the 2000 taxable equivalent return as a percentage of unit cost would be 20%. (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

TO UNITHOLDERS
--------------

We are pleased to present the 2000 Annual Report of the Hugoton Royalty Trust. This report includes a copy of the trust's 2000 Form 10-K filed as with the Securities and Exchange Commission. Both of these reports contain important information about the trust's net profits interests, including information provided to the trustee by Cross Timbers, and should be read in conjunction with each other.

For the year ended December 31, 2000, royalty income totaled $56,812,141. After adding interest income of $128,150 and deducting trust administration expense of $228,211, distributable income was $56,712,080 or $1.417802 per unit. Royalty income and distributions for the year were 71% higher than comparable 1999 amounts primarily because of higher oil and gas prices.

Natural gas prices averaged $3.14 per Mcf for 2000, a 48% increase from the 1999 average price of $2.12 per Mcf. The average 2000 oil price was $28.67 per Bbl, a 73% increase from the 1999 average price of $16.53 per Bbl.

Gas sales volumes from the underlying properties for 2000 were 36,842,156 Mcf, or 100,662 Mcf per day, as compared with 1999 average daily sales volumes of 102,055 Mcf per day. Oil sales volumes from the underlying properties were 399,929 Bbls, or 1,093 Bbls per day in 2000, as compared with 1,158 Bbls per day in 1999. For further information on sales volumes and product prices, see "Trustee's Discussion and Analysis."

Tight sands gas sales volumes from the underlying properties were 2,157,336 Mcf in 2000. After reduction of volumes related to production and development costs, tight sands gas sales volumes allocated to the net profits interests were 1,022,130 Mcf, resulting in a tight sands tax credit for the year of $0.014499 per unit. This credit (or a portion thereof, if units were acquired after January 2000) is available to be applied against the unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 2000, proved reserves for the net profits interests were estimated by independent engineers to be 3,259,000 Bbls of oil and 372.2 Bcf of natural gas. Estimated gas reserves increased 29% and oil reserves increased 35% from year-end 1999 to 2000, primarily because of the increase in year-end realized gas prices from $2.23 to $9.44 per Mcf and West Texas Intermediate posted oil prices from $22.75 to $23.75 per Bbl, and the resulting increased allocation of reserves to the net profits interests. All reserve information prepared by independent engineers has been provided to the trustee by Cross Timbers.

Estimated future net revenues from proved reserves of the net profits interests at December 31, 2000 are $3.27 billion, or $81.63 per unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 2000 is $1.55 billion, or $38.81 per unit. Proved reserve estimates and related future net revenues have been determined based on year-end oil and gas prices, as well as other guidelines prescribed by the Financial Accounting Standards Board as further described under Item 2 of the accompanying Form 10-K. The present value of estimated future net revenues is not necessarily representative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2001, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Hugoton Royalty Trust
By: Bank of America, N.A., Trustee

/s/ RON E. HOOPER

By: Ron E. Hooper
    Senior Vice President

THE UNDERLYING PROPERTIES
-------------------------

The underlying properties are predominantly gas-producing properties with established production histories in the Hugoton area of Oklahoma and Kansas, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming. The average reserve-to-production index for the underlying properties as of December 31, 2000 is approximately 15 years. The reserve-to-production index is calculated using total proved reserves and estimated 2001 production for the underlying properties. Based on estimated future net revenues at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 98% natural gas and 2% oil. Cross Timbers operates approximately 90% of the underlying properties.

Because the underlying properties are working interests, production and development costs are deducted in calculating royalty income from the net profits interests. As a result, royalty income from these interests is affected by the level of maintenance and development activity on the underlying properties. See "Trustee's Discussion and Analysis - Costs." Total 2000 development costs for the underlying properties were $21,767,819, an increase of 92% from the prior year. Cross Timbers has notified the trustee that total budgeted development costs for 2001 for the underlying properties are $23.0 million, or $18.4 million related to the net profits interests.

Hugoton Area

Discovered in 1922, the Hugoton area is the largest natural gas producing area in North America. During 2000, gas sales volumes from the Hugoton area were 11,844,000 Mcf, or approximately 32% of total sales volumes from the underlying properties. Most of the production is from the Permian-aged Chase formation, which has a depth of 2,700 to 2,900 feet. In June 1999, Oklahoma regulations were amended to allow increased drilling density in the Oklahoma panhandle where Cross Timbers has approximately 200 infill well locations on the underlying properties. Cross Timbers plans to develop other formations, including the Council Grove, Chester, Morrow and St. Louis formations that underlie the 79,500 net acres held by production by the Chase formation wells. Cross Timbers has participated in 3-D seismic shoots covering 30,000 acres of its net acreage position beneath the Chase formation.

Cross Timbers drilled one gross (1.0 net) well in 2000 to the Chester, Council Grove and Chase formations, which was successfully completed. Cross Timbers plans to perform up to 37 workovers in the Hugoton area during 2001.

Anadarko Basin

The Anadarko Basin of western Oklahoma was discovered in 1945. Gas sales volumes from the Anadarko Basin totaled 15,405,000 Mcf in 2000, or approximately 42% of total sales volumes from the underlying properties. Cross Timbers is one of the largest producers in the Ringwood, Northwest Okeene and Cheyenne Valley fields in Major County, the principal producing region of the underlying properties in the Anadarko Basin.

Cross Timbers successfully drilled and completed 18 gross (12.9 net) wells in 2000 in the northwest portion of Major County, targeting the Chester, Inola, Oswego and Redfork formations. Cross Timbers plans to drill up to 27 wells and perform up to 17 workovers in the Anadarko Basin during 2001.

Green River Basin

The Green River Basin is located in southwestern Wyoming. Natural gas was discovered in the Fontenelle field of the Green River Basin in the early 1970s. The producing reservoirs are the Cretaceous-aged Frontier and Dakota sandstones at depths ranging from 7,500 to 10,000 feet.

Gas sales volumes from the Green River Basin were 9,593,000 Mcf in 2000, or approximately 26% of total sales volumes from the underlying properties. Cross Timbers drilled and completed five gross (4.9 net) wells in the Fontenelle Unit in 2000. Cross Timbers plans to drill up to ten wells and perform up to seven workovers in the Green River Basin during 2001.

Estimated Proved Reserves and Future Net Revenues

The following are proved reserves of the underlying properties and proved reserves and future net revenues from proved reserves of the net profits interests at December 31, 2000, as estimated by independent engineers:


                                       Underlying Properties                                Net Profits Interests
                             -----------------------------------------  ------------------------------------------------------------
                                        Proved Reserves (a)              Proved Reserves (a) (b)          Future Net Revenues
                             -----------------------------------------  -------------------------     from Proved Reserves (a) (c)
                                     Gas                   Oil                Gas           Oil     --------------------------------
                                    (Mcf)                (Bbls)               (Mcf)         (Bbls)      Undiscounted      Discounted
                             --------------------  -------------------  ------------------  ------  --------------------  ----------
(in thousands)

Oklahoma...................              306,188                4,226             219,529   3,032             $1,992,994  $  997,646
Wyoming....................              159,826                  244             117,591     179              1,007,737     428,726
Kansas.....................               49,004                   67              35,030      48                264,452     125,917
                                         -------                -----             -------   -----             ----------  ----------

     TOTAL.................              515,018                4,537             372,150   3,259             $3,265,183  $1,552,289
                                         =======                =====             =======   =====             ==========  ==========

(a) Based on year-end oil and gas prices. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

(b) Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c) Before income taxes (and the tax benefit of the estimated tight sands tax credit) since future net revenues are not subject to taxation at the trust level.


TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Years Ended December 31, 2000 and 1999

Royalty income for 2000 was $56,812,141, as compared with $33,139,662 for 1999. The 71% increase in royalty income from 1999 to 2000 was primarily because of higher product prices. During 2000 and 1999, approximately 90% of royalty income was derived from natural gas sales.

Trust administration expense was $228,211 in 2000 as compared to $95,987 in 1999. Administration expense was lower in 1999, the trust's initial accounting year, because of costs not billed and paid until 2000. Because of higher royalty income, interest income increased to $128,150 in 2000 from $46,374 in 1999. Distributable income was $56,712,080 or $1.417802 per unit in 2000 and $33,090,049 or $0.827253 per unit in 1999.

Royalty income is recorded when received by the trust, which is the month following receipt by Cross Timbers, and generally two months after oil and gas production. Because of this two-month interval, the trust's initial accounting year ended December 31, 1999 includes royalty income related to only eleven months of oil and gas sales, or December 1998 through October 1999 production. Royalty income is generally affected by three major factors:

     .    oil and gas sales volumes,
     .    oil and gas sales prices, and
     .    costs deducted in the calculation of royalty income.

Volumes

Underlying gas sales volumes for 2000 were 36,842,156 Mcf, an 8% increase over 1999 underlying volumes of 34,188,398 Mcf. Underlying oil sales volumes for 2000 were 399,929 Bbls, a 3% increase over 1999 underlying volumes of 388,038 Bbls. Increased volumes were primarily because of the lag effect of cash receipts in the trust's initial accounting period, which resulted in less than eleven full months of sales volumes in 1999. On a daily basis, underlying gas sales volumes declined 1% to 100,662 Mcf in 2000 and underlying oil sales volumes declined 6% to 1,093 Bbls. Decreased daily sales volumes are primarily because of natural production decline, largely offset by increased production from new wells and timing of cash receipts.

Prices

The 2000 average gas price was $3.14 per Mcf in 2000, or 48% higher than the 1999 average gas price of $2.12 per Mcf. The 1999 average gas price included the effect of adding $4,977,110 ($3,981,688 net to the trust) to royalty income to achieve a $2.00 minimum price contractually provided to unitholders for distributions through March 2000. As of April 2000, there are no longer any minimum price provisions. See Note 3 to the financial statements. The actual 1999 average price of $1.96 reflects lower prices caused by high levels of gas in storage remaining from the abnormally warm winter of 1998-1999. Gas prices began to increase in May 1999 and, after declining briefly at year end, continued to strengthen in 2000 as gas storage declined and a colder winter was anticipated. Higher 2000 gas prices also include the effect of higher natural gas liquids prices, which were depressed in 1999. NYMEX gas prices rose to a record high of $10.10 per MMBtu in December 2000 as winter demand strained gas supplies. The average NYMEX price for January and February 2001 was $6.78 per MMBtu. The trust's recent average gas price has been approximately $0.40 per MMBtu lower than the NYMEX price.

Expansion of pipeline capacity during the past several years and increased demand in the western U.S. has helped to strengthen gas prices in the Rocky Mountain region. Gas used for power generation has increased, causing more summer demand for gas to supply electricity for cooling needs.

The 2000 average oil price was $28.67 per Bbl, or 73% higher than the 1999 average price of $16.53 per Bbl. Because of the two-month interval between oil production and receipt by the trust of related royalty income, the 1999 average price includes the effect of oil prices that hit a 20-year low in December 1998, offset by improvements that began in March 1999 after production cuts were made by OPEC members and other leading oil producers. Despite OPEC production increases in 2000, increased demand sustained higher prices. The West Texas Intermediate ("WTI") posted price reached $34.25 per Bbl in September 2000, its highest level in ten years. Lagging demand, caused by a world economic slowdown, has caused oil prices to decline in 2001. OPEC members have responded with production cuts, which to date have not significantly affected prices. The average WTI posted price for January and February 2001 was $26.55. Recent trust oil prices have averaged approximately $2.60 higher than the WTI posted price.

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

Costs deducted in the calculation of 2000 royalty income increased $18,555,813, or 50% from 1999. Costs per Mcfe increased 39% to $1.43 in 2000 from $1.03 in 1999. This was primarily the result of increased development costs related to drilling and workovers on operated properties in Oklahoma and Wyoming, increased production taxes associated with higher oil and gas prices, and increased production expenses related to the timing of maintenance projects.

Costs exceeded revenues from properties underlying the Wyoming net profits interests in August 1999 because of new wells drilled. All excess costs and accrued interest were fully recovered in September 1999.

Fourth Quarter 2000 and 1999

During the quarter ended December 31, 2000, the trust received royalty income totaling $18,291,467, compared with fourth quarter 1999 royalty income of $12,177,926. The 50% increase in royalty income from fourth quarter 1999 to 2000 was primarily because of higher product prices.

Administration expense was $23,912 and interest income was $44,325, resulting in fourth quarter 2000 distributable income of $18,311,880, or $0.457797 per unit. Distributable income for fourth quarter 1999 was $12,166,200, or $0.304155 per unit. Distributions to unitholders for the quarter ended December 31, 2000 were:

                  Record Date       Payment Date      Per Unit
               -----------------  -----------------  ---------
               October 31, 2000   November 14, 2000  $0.149929
               November 30, 2000  December 14, 2000   0.158464
               December 29, 2000  January 16, 2001    0.149404
                                                     ---------
                                                     $0.457797
                                                     =========

Volumes

Fourth quarter 2000 underlying gas sales volumes were 9,444,893 Mcf, or 1% below 1999 underlying volumes of 9,585,390 Mcf. Fourth quarter 2000 underlying oil sales volumes were 97,597 Bbls, or 5% below 1999 underlying volumes of 102,997 Bbls. Lower oil and gas volumes are primarily because of natural production decline largely offset by new wells.

Prices

The average fourth quarter 2000 gas price was $4.12 per Mcf in 2000, or 70% higher than the fourth quarter 1999 average price of $2.42. The average fourth quarter oil price was $32.34 per Bbl, or 49% higher than the fourth quarter 1999 average price of $21.72. For further information about product prices, see "Years Ended December 31, 2000 and 1999 - Prices" above.


Costs

Costs deducted in the calculation of fourth quarter 2000 royalty income increased $8,964,899, or 88%, from fourth quarter 1999. This was primarily the result of increased development costs related to drilling and workovers on operated properties in Oklahoma and Wyoming, increased production taxes associated with higher oil and gas prices, and increased production expenses related to the timing of maintenance projects.



See Item 7 of the accompanying Form 10-K for disclosures of market risks affecting the trust.

--------------------------------------------------------------------------------

Calculation of Royalty Income

The following is a summary of the calculation of royalty income received by the trust:


                                        Year Ended                                           Three Months
                                      December 31 (a)                                    Ended December 31 (a)
                                --------------------------          Increase           -------------------------      Increase
                                    2000          1999             (Decrease)             2000          1999         (Decrease)
                                ------------   -----------                             -----------   -----------
Sales Volumes
 Gas (Mcf) (b)
  Underlying properties.....      36,842,156    34,188,398              8%               9,444,893     9,585,390         (1%)
   Average per day..........         100,662       102,055             (1%)                102,662       104,189         (1%)
  Net profits interests.....      18,199,754    15,583,364             17%               4,568,895     5,103,893        (10%)

 Oil (Bbls) (b)
  Underlying properties.....         399,929       388,038              3%                  97,597       102,997         (5%)
   Average per day..........           1,093         1,158             (6%)                  1,061         1,120         (5%)
  Net profits interests.....         198,677       190,668              4%                  47,562        52,372         (9%)

Average Sales Prices
 Gas (per Mcf)..............          $ 3.14        $ 2.12             48%                  $ 4.12        $ 2.42         70%
 Oil (per Bbl)..............          $28.67        $16.53             73%                  $32.34        $21.72         49%

Revenues
 Gas sales..................    $115,579,023   $72,484,491             59%             $38,879,716   $23,191,816         68%
 Oil sales..................      11,467,882     6,416,003             79%               3,156,163     2,237,238         41%
                                ------------   -----------                             -----------   -----------
    Total Revenues..........     127,046,905    78,900,494             61%              42,035,879    25,429,054         65%
                                ------------   -----------                             -----------   -----------

Costs
 Taxes, transportation
     and other..............      12,023,222     8,264,983             45%               3,855,334     2,644,280         46%
 Production expense.........      15,029,592    11,043,348             36%               4,647,899     2,993,302         55%
 Development costs..........      21,767,819    11,317,623             92%               8,872,831     2,821,463        214%
 Overhead...................       7,211,096     6,849,712              5%               1,795,481     1,747,601          3%
 Excess costs...............               -       (35,718)             -                        -             -          -
 Recovery of excess costs
   and accrued interest.....               -        35,968              -                        -             -          -
                                ------------   -----------                             -----------   -----------
    Total Costs.............      56,031,729    37,475,916             50%              19,171,545    10,206,646         88%
                                ------------   -----------                             -----------   -----------

Net Proceeds................      71,015,176    41,424,578             71%              22,864,334    15,222,408         50%

Net Profits Percentage......              80%           80%                                     80%           80%
                                ------------   -----------                             -----------   -----------

Royalty Income..............    $ 56,812,141   $33,139,662             71%             $18,291,467   $12,177,926         50%
                                ============   ===========                             ===========   ===========


(a) Because of the two-month interval between time of production and receipt of royalty income by the trust 1) oil and gas sales for the year ended December 31, 1999 generally relate to eleven months of production for the period December 1998 (the trust's initial month) through October 1999, 2) oil and gas sales for the year ended December 31, 2000 generally relate to twelve months of production for the period November 1999 through October 2000, and 3) oil and gas sales for the three months ended December 31 generally relate to production for the period August through October.

(b) Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative discussion of oil and gas sales volumes is based on the underlying properties.

HUGOTON ROYALTY TRUST
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS


                                                        December 31
                                                 --------------------------
                                                     2000          1999
                                                 ------------  ------------
Assets

 Cash and short-term investments...............  $  5,976,160  $  4,551,840

 Net profits interests in oil and gas
  properties - net (Notes 1 and 2).............   226,081,443   233,428,609
                                                 ------------  ------------

                                                 $232,057,603  $237,980,449
                                                 ============  ============

Liabilities and Trust Corpus

 Distribution payable to unitholders...........  $  5,976,160  $  4,551,840

 Trust corpus (40,000,000 units of beneficial
  interest authorized and outstanding).........   226,081,443   233,428,609
                                                 ------------  ------------

                                                 $232,057,603  $237,980,449
                                                 ============  ============

--------------------------------------------------------------------------------
STATEMENTS OF DISTRIBUTABLE INCOME

                                               Year Ended December 31
                                             ---------------------------
                                                 2000           1999
                                             ------------   ------------

Royalty income.............................  $ 56,812,141   $ 33,139,662

Interest income............................       128,150         46,374
                                             ------------   ------------

 Total income..............................    56,940,291     33,186,036

Administration expense.....................       228,211         95,987
                                             ------------   ------------

 Distributable income......................  $ 56,712,080   $ 33,090,049
                                             ============   ============

 Distributable income per unit
  (40,000,000 units).......................  $   1.417802   $   0.827253
                                             ============   ============

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                               Year Ended December 31
                                             ---------------------------
                                                 2000           1999
                                             ------------   ------------

Trust corpus, beginning of year............  $233,428,609   $247,067,951

Amortization of net profits interests......    (7,347,166)   (13,638,342)

Return of initial contribution to grantor..             -         (1,000)

Distributable income.......................    56,712,080     33,090,049

Distributions declared.....................   (56,712,080)   (33,090,049)
                                             ------------   ------------

Trust corpus, end of year..................  $226,081,443   $233,428,609
                                             ============   ============

--------------------------------------------------------------------------------

See Accompanying Notes to Financial Statements.

Hugoton  Royalty Trust
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS


1.   Trust Organization and Provisions

     Hugoton Royalty Trust was created on December 1, 1998 by Cross Timbers Oil Company. Effective on that date, Cross Timbers conveyed 80% defined net profits interests in certain predominantly gas-producing working interest properties in Kansas, Oklahoma and Wyoming to the trust under separate conveyances for each of the three states. Cross Timbers currently owns and operates the majority of the underlying working interest properties.

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

     Bank of America, N.A. is the trustee for the trust. The trust indenture provides, among other provisions, that:

     - the trust cannot engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;
     - the trust may dispose of all or part of the net profits interests if approved by 80% of the unitholders, or upon trust termination. Otherwise, the trust may sell up to 1% of the value of the net profits interests in any calendar year, pursuant to notice from Cross Timbers of its desire to sell the related underlying properties. Any sale must be for cash with the proceeds promptly distributed to the unitholders;
     - the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
     - the trustee may borrow funds to pay trust liabilities if repaid in full prior to further distributions to unitholders;
     -    the trustee will make monthly cash distributions to unitholders (Note
          3); and
     -    the trust will terminate upon the first occurrence of:
          - disposition of all net profits interests pursuant to terms of the trust indenture,
          - gross proceeds from the underlying properties falling below $1 million per year for two successive years after 1999, or
          - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.

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

     The initial carrying value of the net profits interests of $247,066,951 was Cross Timbers' historical net book value of the interests on December 1, 1998, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $20,985,508 as of December 31, 2000 and was $13,638,342 as of December 31, 1999.

3.  Distributions to Unitholders

     The trustee determines the amount to be distributed to unitholders each month by totaling royalty income, interest income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount is distributed to unitholders of record within ten business days after the monthly record date, which is the last business day of the month.

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

     For monthly trust distributions declared through March 2000, the related royalty income was based on gross proceeds equal to the greater of:

     -    the actual amount received from sales of production, or
     - the imputed amount that would be received from sales of production at a gas price of $2.00 per Mcf. For the year ended December 31, 1999, imputed proceeds based on a $2.00 gas price exceeded actual proceeds by $4,977,110 ($3,981,688 net to the trust). For the year ended December 31, 2000, there were no imputed proceeds because actual gas prices were higher than the $2.00 price support.

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

     Cross Timbers has advised the trustee that the trust receives royalty income from tight sands gas wells. Production sold through 2002 from wells drilled on the underlying properties prior to January 1, 1993, and after November 5, 1990, or after December 31, 1979 if the related formation was dedicated to interstate commerce as of April 20, 1977, qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $0.52 per MMBtu ($0.014499 per unit) in 2000 and $0.52 per MMBtu ($0.016093 per unit) in 1999.
The credit is recalculated annually based on each year's qualifying production through the year 2002. Unitholders should consult their tax advisors regarding use of this credit and other trust tax compliance matters.

5.   Cross Timbers Oil Company

     Cross Timbers operates approximately 90% of the wells on the underlying properties. In computing net proceeds, Cross Timbers deducts an overhead charge for reimbursement of administrative expenses on the underlying properties it operates. As of December 31, 2000, the overhead charge was approximately $615,000 ($492,000 net to the trust) per month and is subject to annual adjustment based on an oil and gas industry index. As of March 1, 2000, Cross Timbers owned 54.3% of the trust.

     Cross Timbers sells a significant portion of natural gas production from the underlying properties to certain of Cross Timbers' wholly owned subsidiaries under contracts in existence when the trust was created, generally at amounts approximating monthly published market prices. Most of the production from the Hugoton area is sold under a contract to Timberland Gathering & Processing Company, Inc. ("TGPC"). Much of the gas production in Major County, Oklahoma is sold to Ringwood Gathering Company ("RGC"), which retains a $0.317 per Mcf compression and gathering fee. TGPC and RGC sell gas to Cross Timbers Energy Services, Inc. ("CTES"), which markets gas to third parties. Cross Timbers sells directly to CTES most gas production not sold directly to TGPC or RGC.

     Total gas sales from the underlying properties to Cross Timbers' wholly owned subsidiaries were $89.0 million for the year ended December 31, 2000, or 77% of total sales, and $55.9 million for the year ended December 31, 1999, or 77% of total sales.

6.   Litigation

     Cross Timbers is a defendant in three separate lawsuits that could, if adversely determined, decrease future trust distributable income. Any damages relating to production prior to the formation of the trust will be borne by Cross Timbers.

     On April 3, 1998, a class action lawsuit, Booth, et al. v. Cross Timbers Oil Company, was filed in the District Court of Dewey County, Oklahoma by royalty owners of natural gas wells in Oklahoma. The plaintiffs allege that since 1991, Cross Timbers has underpaid royalty owners as a result of reducing royalties for improper charges for production, marketing, gathering, processing and transportation costs and selling natural gas through affiliated companies at prices less favorable than those paid by third parties. Cross Timbers believes that it has strong defenses to this lawsuit and intends to vigorously defend its position. However, if Cross Timbers ultimately makes any settlement payments, the trust will bear its 80% share of such settlement related to production from the underlying properties for periods since December 1, 1998. Additionally, if a judgment or settlement increases the amount of future payments to royalty owners, the trust would bear its proportionate share of the increased payments through reduced net proceeds. The amount of any potential settlement related to the trust and reduction in net proceeds is not presently determinable, but, in

Cross Timbers management's opinion, is not currently expected to be material to the trust's annual distributable income, financial position or liquidity.

     A second lawsuit, United States of America ex rel. Grynberg v. Cross Timbers Oil Company, et al., was filed in the United States District Court for the Western District of Oklahoma. This action alleges that Cross Timbers underpaid royalties on natural gas produced from federal leases and lands owned by Native Americans by at least 20% during the past ten years as a result of mismeasuring the volume of natural gas and wrongfully analyzing its heating content. The suit, which was brought under the qui tam provisions of the U.S. False Claims Act, seeks treble damages for the unpaid royalties (with interest), civil penalties between $5,000 and $10,000 for each violation of the U.S. False Claims Act, and an order for Cross Timbers to cease the allegedly improper measuring practices. The cases against Cross Timbers and other defendants have been consolidated in the United States District Court for Wyoming. Cross Timbers and other defendants have filed a motion to dismiss the lawsuit. The motion to dismiss has been heard by the Court and a decision is pending. Cross Timbers believes that the allegations of this lawsuit are without merit and intends to vigorously defend the action. However, an order to change measuring practices or a related settlement could adversely affect the trust by reducing net proceeds in the future by an amount that is presently not determinable, but, in Cross Timbers management's opinion, is not expected to be material to the trust's annual distributable income, financial position or liquidity.

     A third lawsuit, Bishop, et al. v. Amoco Production Co., et al., was filed in May 2000 in the Third Judicial District Court in Lincoln County, Wyoming by owners of royalty and overriding royalty interests in wells located in Wyoming. The plaintiffs alleged that Cross Timbers and the other producer defendants deducted impermissible costs of production from royalty payments that were made to the plaintiffs and other similarly situated persons, and failed to properly inform the plaintiffs and others of the deductions taken. The action was brought as a class action on behalf of all persons who own an interest in wells located in Wyoming as to which the defendants pay royalties and overriding royalties. The plaintiffs sought a declaratory judgment that the deductions made were impermissible and sought damages in the amount of the deductions made together with interest and attorneys' fees. Cross Timbers has reached a settlement in this action, which is subject to court approval. Cross Timbers will receive a release of claims relating to deductions taken, the statutory reporting of claims, and other miscellaneous matters. Cross Timbers agreed not to take similar deductions in the future and to itemize other deductions from future royalty disbursements. Cross Timbers expects the court will approve the settlement in April 2001. The trust's portion of the settlement is expected to be less than $200,000.

     For further information regarding these lawsuits and other legal proceedings pertaining to the trust, see Item 3 of the trust's Annual Report on Form 10-K included in this report.

7.   Supplemental Oil and Gas Reserve Information (Unaudited)

     Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K included in this report.

8.   Quarterly Financial Data (Unaudited)

     The following is a summary of royalty income, distributable income and distributable income per unit by quarter for 2000 and 1999:


                                                     Distributable
                            Royalty    Distributable     Income
                            Income        Income        per Unit
                         -----------  -------------  -------------
2000
----
First Quarter........    $10,981,680    $10,939,280      $0.273482
Second Quarter.......     11,288,646     11,264,480       0.281612
Third Quarter........     16,250,348     16,196,440       0.404911
Fourth Quarter.......     18,291,467     18,311,880       0.457797
                         -----------    -----------      ---------
                         $56,812,141    $56,712,080      $1.417802
                         ===========    ===========      =========

1999
----
First Quarter........    $ 3,565,075    $ 3,562,075      $0.089052
Second Quarter.......      8,854,991      8,833,454       0.220838
Third Quarter........      8,541,670      8,528,320       0.213208
Fourth Quarter.......     12,177,926     12,166,200       0.304155
                         -----------    -----------      ---------
                         $33,139,662    $33,090,049      $0.827253
                         ===========    ===========      =========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

Bank of America, N.A., as Trustee for the Hugoton Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the Hugoton Royalty Trust as of December 31, 2000 and 1999, and the statements of distributable income and changes in trust corpus for each of the years then ended. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2000 and 1999 and its distributable income and changes in trust corpus for each of the years then ended, in conformity with the modified cash basis of accounting described in Note 2.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 19, 2001

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

Mellon Investor Services, L.L.C.
Dallas, Texas
www.melloninvestor.com