Form 10-K, Exhibit 13
period 2006-12-31
HUGOTON ROYALTY TRUST
filed 2007-03-01
CIK 862022

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

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust began trading on the New York Stock Exchange on April 9, 1999 under the symbol “HGT.”  The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2006 and 2005:

	Sales Price		Distributions
Quarter	High	Low	per Unit

2006
First	$39.00	$29.27	$0.976040
Second	32.20	25.05	0.524306
Third	31.85	24.30	0.423020
Fourth	28.20	24.15	0.349403
			$2.272769

2005
First	$32.19	$23.72	$0.642454
Second	31.05	24.88	0.570801
Third	41.84	29.80	0.607605
Fourth	41.80	31.03	0.799937
			$2.620797

At December 31, 2006, there were 40,000,000 units outstanding and approximately 1,254 unitholders of record; 39,101,894 of these units were held by depository institutions.  In May 2006, XTO Energy distributed all of its remaining 21.7 million trust units as a dividend to its common stockholders.  XTO Energy currently is not a unitholder of the trust.

In January 2006, XTO Energy announced that it would consider selling the underlying properties.  However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.

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

—                             Cost Depletion is generally available to unitholders as a deduction from royalty income.  Available depletion is dependent upon the unitholder’s cost of units, purchase date and prior allowable depletion.  It may be more beneficial for unitholders to deduct percentage depletion.  Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2006 and held them throughout 2006 would be entitled to a cost depletion deduction of approximately 5% of his cost.  Assuming a cost of $38.00 per unit, cost depletion would offset approximately 79% of 2006 taxable trust income.  Assuming a 30% tax rate, the 2006 taxable equivalent return as a percentage of unit cost would be 8%.  (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

TO UNITHOLDERS

We are pleased to present the 2006 Annual Report of the Hugoton Royalty Trust.  This report includes a copy of the trust’s 2006 Form 10-K as filed with the Securities and Exchange Commission.  Both reports contain important information about the trust’s net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2006, net profits income totaled $91,241,196.  After adding interest income of $198,542 and deducting trust administration expense of $528,978, distributable income was $90,910,760 or $2.272769 per unit.  Net profits income and distributions were 13% lower than 2005 amounts primarily because of higher development costs and production expense on the underlying properties.

Natural gas prices averaged $6.59 per Mcf for 2006, 1% lower than the 2005 average price of $6.64 per Mcf.  The average 2006 oil price was $63.73 per Bbl, 22% higher than the 2005 average price of $52.27 per Bbl.

Gas sales volumes from the underlying properties for 2006 were 29,628,079 Mcf, or 81,173 Mcf per day, or a 1% decline from 82,155 Mcf per day in 2005.  Oil sales volumes from the underlying properties were 332,525 Bbls, or 911 Bbls per day in 2006, or an increase of 2% from 891 Bbls per day in 2005.  For further information on sales volumes and product prices, see “Trustee’s Discussion and Analysis.”

As of December 31, 2006, proved reserves for the underlying properties were estimated by independent engineers to be 420.5 Bcf of natural gas and 3.8 million Bbls of oil.  Natural gas reserves for the underlying properties declined 22.6 Bcf primarily due to current year production and revisions related to lower year-end gas prices, partially offset by additions from development activity.  Oil reserves for the underlying properties were relatively unchanged from year-end 2005 primarily because production was offset by reserve additions from development activity.  Based on an allocation of these reserves, proved reserves attributable to the net profits interests were estimated to be 230.7 Bcf of natural gas and 2.2 million Bbls of oil.  Estimated gas and oil reserves attributable to the net profits interests declined from previously reported reserves at year-end 2005, as current year production and revisions due to lower year-end prices were only partially offset by additions from development activities.  All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2006 are $1.3 billion.  Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2006 is $639 million.  Proved reserve estimates and related future net cash flows have been determined based on a year-end average realized gas price of $5.60 per Mcf and a year-end West Texas Intermediate posted oil price of $57.75 per Bbl.  Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K.  The present value of estimated future net cash flows is not representative of the market value of trust units.

As disclosed in the tax instructions provided to unitholders in February 2007, trust distributions are considered portfolio income, rather than passive income.  Unitholders should consult their tax advisors for further information.

Hugoton Royalty Trust
By:  Bank of America, N.A., Trustee

By:            Nancy G. Willis
Vice President

THE UNDERLYING PROPERTIES

The underlying properties are predominantly gas-producing properties with established production histories in the Hugoton area of Oklahoma and Kansas, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming.  The average reserve-to-production index for the underlying properties as of December 31, 2006 is approximately 15 years.  This index is calculated using total proved reserves and estimated 2007 production for the underlying properties.  The projected 2007 production is from proved developed producing reserves as of December 31, 2006.  Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 91% natural gas and 9% oil.  XTO Energy operates approximately 94% of the underlying properties.

Because the underlying properties are working interests, production expense, development costs and overhead are deducted in calculating net profits income.  As a result, net profits income is affected by the level of maintenance and development activity on the underlying properties.  See “Trustee’s Discussion and Analysis - Years Ended December 31, 2006, 2005 and 2004 - Costs.”  Total 2006 development costs deducted for the underlying properties were $51.7 million, an increase of 32% from the prior year.  XTO Energy has informed the trustee that total 2007 budgeted development costs for the underlying properties are approximately $46 million.

Hugoton Area

Discovered in 1922, the Hugoton area is one of the largest natural gas producing areas in the United States.  During 2006, gas sales volumes from the underlying properties in the Hugoton area were 8.6 Bcf, or approximately 29% of total sales volumes from the underlying properties.  Most of the production is from the Chase formation at depths of 2,700 to 2,900 feet.  XTO Energy has informed the trustee that it plans to develop other formations, including the Council Grove, Chester, Morrow and St. Louis formations that underlie the 79,500 net acres held by production by the Chase formation wells.  XTO Energy has participated in 3-D seismic shoots covering 30,000 acres of its net acreage position beneath the Chase formation.

Within this area, XTO Energy successfully drilled three gross (3.0 net) wells and performed 29 workovers in 2006, of which 20 were Chase restimulations.  XTO Energy has informed the trustee that it plans to drill up to five wells and perform up to 30 workovers during 2007.

Anadarko Basin

The Anadarko Basin of western Oklahoma was discovered in 1945.  Gas sales volumes from the underlying properties in the Anadarko Basin totaled 12.7 Bcf in 2006, or approximately 43% of total sales volumes from the underlying properties.  XTO Energy is one of the largest producers in the Ringwood, Northwest Okeene and Cheyenne Valley fields of Major County, the Northeast Cedardale field of Woodward County and the Elk City field of Beckham County, the principal producing regions of the underlying properties in the Anadarko Basin.

In Major County, XTO Energy successfully drilled 12 gross (8.0 net) wells and performed 12 workovers in 2006.  XTO Energy has informed the trustee that it plans to drill up to 12 wells and perform up to 15 workovers in Major County during 2007.  In Woodward County, XTO Energy successfully drilled 12 gross (10.4 net) wells and performed five workovers in 2006.  XTO Energy has informed the trustee that it plans to drill up to 11 wells and perform up to eight workovers in Woodward County during 2007.

In the Elk City field, XTO Energy successfully drilled two gross (1.8 net) wells and performed three workovers in 2006.  XTO Energy has informed the trustee that it plans to drill up to four wells and perform up to six workovers within the Elk City field during 2007.

Green River Basin

The Green River Basin is located in southwestern Wyoming.  Natural gas was discovered in the Fontenelle Field of the Green River Basin in the early 1970s.  The producing reservoirs are the Cretaceous-aged Frontier, Baxter and Dakota sandstones at depths ranging from 7,500 to 10,000 feet.  Gas sales volumes from the underlying properties in the Green River Basin were 8.3 Bcf in 2006, or approximately 28% of total sales volumes from the underlying properties.

In 2006, XTO Energy successfully drilled eight gross (8.0 net) wells and performed ten workovers.  Of the eight wells drilled in 2006, two wells were completed and six wells were pending completion at December 31.  XTO Energy has informed the trustee that it does not plan to perform any workovers or drill wells in the Green River Basin during 2007.  XTO Energy is continuing its efforts to reduce pipeline pressure which has shown potential for increasing production and extending field life in the Fontenelle Field.

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties, as estimated by independent engineers, and proved reserves and future net cash flows from proved reserves of the net profits interests, based on an allocation of these reserves, at December 31, 2006:

	Underlying Properties		Net Profits Interests
	Proved Reserves (a)		Proved Reserves (a) (b)		Future Net Cash Flows
	Gas	Oil	Gas	Oil	from Proved Reserves (a) (c)
	(Mcf)	(Bbls)	(Mcf)	(Bbls)	Undiscounted	Discounted
(in thousands)

Oklahoma	264,571	3,603	151,772	2,075	$926,886	$455,237
Wyoming	124,772	149	63,732	76	313,194	149,243
Kansas	31,109	86	15,172	44	63,096	34,471

TOTAL	420,452	3,838	230,676	2,195	$1,303,176	$638,951

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

TRUSTEE’S DISCUSSION AND ANALYSIS

Years Ended December 31, 2006, 2005 and 2004

Net profits income for 2006 was $91,241,196, as compared with $105,129,321 for 2005 and $81,920,014 for 2004.  The 13% decrease in net profits income from 2005 to 2006 is primarily the result of higher development costs and production expense.  The 28% increase in net profits income from 2004 to 2005 was primarily the result of higher product prices, partially offset by increased development costs.  Over 90% of net profits income in each year was attributable to natural gas sales.

Trust administration expense was $528,978 in 2006 as compared to $410,083 in 2005 and $357,891 in 2004.  Increased administration expense from 2005 to 2006 is primarily because of higher unitholder reporting costs related to an increased number of unitholders.  Increased administration expense from 2004 to 2005 was primarily because of increased fees related to the audit of the trust’s internal control over financial reporting.  Interest income was $198,542 in 2006, $112,642 in 2005 and $34,797 in 2004.  Changes in interest income are attributable to fluctuations in net profits income and interest rates.  Distributable income was $90,910,760 or $2.272769 per unit in 2006, $104,831,880 or $2.620797 per unit in 2005 and $81,596,920 or $2.039923 per unit in 2004.

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

Volumes

Underlying gas sales volumes decreased 1% and underlying oil sales volumes increased 2% from 2005 to 2006 and from 2004 to 2005.  Lower gas sales volumes over these periods were primarily because of natural production decline and the timing of cash receipts, which was largely offset by increased production from new wells and workovers.  Oil sales volumes increased over these periods primarily because of increased production from new wells and workovers and the timing of cash receipts, partially offset by natural production decline.

Prices

Gas.  The 2006 average gas price was $6.59 per Mcf, a 1% decrease from the 2005 average gas price of $6.64 per Mcf, which was 33% higher than the 2004 average gas price of $4.99 per Mcf.  Since early 2004, gas prices have generally been increasing due primarily to increased demand and declining North American production. These trends accelerated in the second half of 2005 due to the effects of hurricanes on Gulf of Mexico production.  During most of 2006, gas prices trended lower primarily because of an adequate natural gas supply inventory due to the warmer than normal weather during the winter of 2005-2006 and the absence of hurricane activity in the Gulf of Mexico in 2006.  Much colder temperatures during February 2007 have caused prices to partially rebound.   Prices will continue to be affected by weather, the U.S. economy, the level of North American production, crude oil prices and import levels of liquified natural gas.  Natural gas prices are expected to remain volatile.

The trust’s average gas price was $0.93, or 16%, lower than the average NYMEX price of $5.92 in 2004; $1.46, or 18%, lower than the average NYMEX price of $8.10 in 2005; and $1.43, or 18%, lower than the average NYMEX price of $8.02 in 2006.  Because of the effects of the Gulf hurricanes, production from the underlying properties sold at a wider decrement to NYMEX prices in late 2005 and early 2006. The average NYMEX price for November 2006 through January 2007 was $7.10 per MMBtu.  At February 15, 2007, the average NYMEX gas price for the following 12 months was $8.09 per MMBtu.  Recent trust gas prices have averaged approximately 15% lower than the NYMEX price.

Oil.    The average oil price for 2006 was $63.73 per Bbl, 22% higher than the average oil price for 2005 of $52.27 per Bbl, which was 37% higher than the 2004 average oil price of $38.11 per Bbl.  Since early 2004, oil prices have generally been rising primarily because of increasing global demand and supply shortage concerns, inadequate sour crude refining capacity, reduced production as a result of tropical storms and hurricanes in the Gulf of Mexico in 2005 and political instability.  Rising tension in the Middle East caused oil prices to increase to record levels in July 2006, exceeding $78.00 per Bbl.  Rising crude oil supplies, reduced geopolitical tension and the potential for lower demand in a slowing U.S. economy have caused recent oil prices to fluctuate between approximately $50.00 and $60.00 per Bbl.  Oil prices are expected to remain volatile.  The average NYMEX price for November 2006 through January 2007 was $58.68 per Bbl. At February 15, 2007, the average NYMEX oil price for the following 12 months was $60.56 per Bbl.  Recent trust oil prices have averaged approximately 5% lower than the NYMEX price.

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

Production.  Production expense increased 20% from 2005 to 2006 primarily because of increased repair and maintenance and insurance costs as a result of increased activity and higher industry costs and increased 3% from 2004 to 2005 primarily because of increased fuel costs.

Development.  Development costs deducted were $51.7 million in 2006, $39.2 million in 2005 and $21.3 million in 2004.  Increased development costs are primarily due to higher costs which are attributable to limited availability of drilling rigs, supplies and labor during a period of rising demand for these resources.

In 2006, underlying budgeted development costs deducted from distributions totaled $51.7 million, compared with actual development costs of $55.2 million.  At December 31, 2006, cumulative actual costs exceeded cumulative budgeted costs deducted by approximately $3.4 million.  Because of increased development activity and continued increasing costs, the monthly development cost deduction was increased twice in 2006.  The deductions were increased to $4.2 million beginning with the April 2006 distribution and to $5.0 million beginning with the August 2006 distribution.  With a reduction in development activity in first quarter 2007 and based on the development budget for 2007, the development cost deduction was lowered to $3.75 million beginning with the February 2007 distribution.  XTO Energy has advised the trustee that this monthly deduction will continue to be evaluated and revised as necessary.

Overhead.  Overhead is charged by XTO Energy for administrative expenses incurred to support operations of the underlying properties.  Overhead fluctuates based on changes in the active well count and drilling activity on the underlying properties, as well as an annual inflation adjustment.

Gulf of Mexico Hurricanes

In late August and September 2005, hurricanes in the Gulf of Mexico disrupted a significant portion of U.S. oil and gas production, leading to higher and more volatile commodity prices.  These increased prices began affecting distributions to unitholders beginning with the November 2005 distribution that was paid in December 2005.  The underlying properties to the trust are not located near the Gulf and related production was not significantly affected.  However, because of greater supply and weaker demand in areas where trust related oil and gas is produced, the price received for such production was significantly lower than NYMEX prices, which are generally representative of the price received for gas delivered in the Louisiana Gulf coast region.  This effect on prices had substantially diminished by the April 2006 distribution that was paid in May 2006.  Production expense and development costs also increased throughout the industry because of storm damages and related supply shortages.

Fourth Quarter 2006 and 2005

During fourth quarter 2006 the trust received net profits income totaling $14,067,286 compared with fourth quarter 2005 net profits income of $32,018,800.  The 56% decrease in net profits income from fourth quarter 2005 to 2006 was primarily because of lower gas prices.

Administration expense was $127,815 and interest income was $36,649, resulting in fourth quarter 2006 distributable income of $13,976,120, or $0.349403 per unit.  Distributable income for fourth quarter 2005 was $31,997,480 or $0.799937 per unit.  Distributions to unitholders for the quarter ended December 31, 2006 were:

Record Date	Payment Date	Per Unit
October 31, 2006	November 14, 2006	$0.167660
November 30, 2006	December 14, 2006	0.136418
December 29, 2006	January 16, 2007	0.045325
		$0.349403

The December 2006 distribution, paid in January 2007, was affected by significantly lower gas prices for October 2006 gas sales from the underlying properties.

Volumes

Fourth quarter underlying gas sales volumes decreased 1% and underlying oil sales volumes increased 12% from 2005 to 2006.  Gas sales volumes decreased primarily because of natural production decline, which was largely offset by increased production from new wells and workovers. Increased oil sales volumes are primarily because of increased production from new wells and workovers and the timing of cash receipts, partially offset by natural production decline.

Prices

The average fourth quarter 2006 gas price was $5.28 per Mcf, or 36% lower than the fourth quarter 2005 average price of $8.24 per Mcf.  The average fourth quarter 2006 oil price was $62.05 per Bbl, or 2% higher than the fourth quarter 2005 average price of $60.80 per Bbl.  For further information about product prices, see “Years Ended December 31, 2006, 2005 and 2004—Prices” above.

Costs

Taxes, transportation and other.  Taxes, transportation and other generally fluctuates with changes in total revenues.

Production.  Fourth quarter production expense increased 19% from 2005 to 2006 primarily because of increased repair and maintenance and insurance costs, partially offset by decreased fuel costs.

Overhead.   Overhead increased 7% from fourth quarter 2005 to 2006 primarily because of the annual rate adjustment based on an oil and gas industry index.

For further information about costs, see “Years Ended December 31, 2006, 2005 and 2004—Costs” above.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, off-balance sheet arrangements, contractual obligations and commitments, related party transactions and critical accounting policies of the trust.  See Item 7A of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

				Three Months
	Year Ended December 31 (a)			Ended December 31 (a)
	2006	2005	2004	2006	2005
Sales Volumes
Gas (Mcf) (b)
Underlying properties	29,628,079	29,986,698	30,238,663	7,565,251	7,644,787
Average per day	81,173	82,155	82,619	82,231	83,096
Net profits interests	12,871,453	15,836,681	16,462,378	2,386,820	3,802,922

Oil (Bbls) (b)
Underlying properties	332,525	325,193	318,694	89,214	79,788
Average per day	911	891	871	970	867
Net profits interests	145,230	177,980	184,487	28,686	46,056

Average Sales Prices
Gas (per Mcf)	$ 6.59	$ 6.64	$ 4.99	$ 5.28	$ 8.24
Oil (per Bbl)	$63.73	$52.27	$38.11	$62.05	$60.80

Revenues
Gas sales	$195,130,332	$198,985,047	$151,041,142	$39,960,899	$63,029,136
Oil sales	21,190,530	16,997,457	12,144,887	5,535,750	4,851,445
Total Revenues	216,320,862	215,982,504	163,186,029	45,496,649	67,880,581

Costs
Taxes, transportation and other	20,074,451	19,113,977	14,029,943	4,838,884	5,583,726
Production expense	22,231,559	18,468,101	17,893,352	5,932,299	4,979,279
Development costs (c)	51,700,000	39,200,000	21,300,000	15,000,000	15,300,000
Overhead	8,263,357	7,788,775	7,562,716	2,141,358	1,994,076
Total Costs	102,269,367	84,570,853	60,786,011	27,912,541	27,857,081

Net Proceeds	114,051,495	131,411,651	102,400,018	17,584,108	40,023,500

Net Profits Percentage	80%	80%	80%	80%	80%

Net Profits Income	$91,241,196	$105,129,321	$81,920,014	$14,067,286	$32,018,800

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

(c)        See Note 4 to Financial Statements.

HUGOTON ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

	December 31
	2006	2005
Assets

Cash and short-term investments	$1,813,000	$13,524,280

Net profits interests in oil and gas properties—net (Notes 1 and 2)	163,796,772	171,935,330
	$165,609,772	$185,459,610

Liabilities and Trust Corpus

Distribution payable to unitholders	$1,813,000	$13,524,280

Trust corpus (40,000,000 units of beneficial interest authorized and outstanding)	163,796,772	171,935,330

	$165,609,772	$185,459,610

STATEMENTS OF DISTRIBUTABLE INCOME

	Year Ended December 31
	2006	2005	2004
Net profits income	$91,241,196	$105,129,321	$81,920,014

Interest income	198,542	112,642	34,797

Total income	91,439,738	105,241,963	81,954,811

Administration expense	528,978	410,083	357,891

Distributable income	$90,910,760	$104,831,880	$81,596,920

Distributable income per unit (40,000,000 units)	$2.272769	$2.620797	$2.039923

See Accompanying Notes to Financial Statements.

HUGOTON ROYALTY TRUST

STATEMENTS OF CHANGES IN TRUST CORPUS

	Year Ended December 31
	2006	2005	2004
Trust corpus, beginning of year	$171,935,330	$182,551,814	$193,245,847

Amortization of net profits interests	(8,138,558)	(10,616,484)	(10,694,033)

Distributable income	90,910,760	104,831,880	81,596,920

Distributions declared	(90,910,760)	(104,831,880)	(81,596,920)

Trust corpus, end of year	$163,796,772	$171,935,330	$182,551,814

See Accompanying Notes to Financial Statements.

Hugoton Royalty Trust

NOTES TO FINANCIAL STATEMENTS

1.  Trust Organization and Provisions

Hugoton Royalty Trust was created on December 1, 1998 by XTO Energy Inc. (formerly known as “Cross Timbers Oil Company”).  Effective on that date, XTO Energy conveyed 80% net profits interests in certain predominantly gas-producing working interest properties in Kansas, Oklahoma and Wyoming to the trust under separate conveyances for each of the three states.  In exchange for the conveyances of the net profits interests to the trust, XTO Energy received 40 million units of beneficial interest in the trust.  The trust’s initial public offering was in April 1999.  The majority of the underlying working interest properties are currently owned and operated by XTO Energy (Note 6).

Bank of America, N.A. is the trustee for the trust.  The trust indenture provides, among other provisions, that:

—                                 the trust cannot engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;

—                                 the trust may dispose of all or part of the net profits interests if approved by 80% of the unitholders, or upon trust termination.  Otherwise, the trust may sell up to 1% of the value of the net profits interests in any calendar year, pursuant to notice from XTO Energy of its desire to sell the related underlying properties.  Any sale must be for cash with the proceeds promptly distributed to the unitholders;

—                                 the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;

—                                 the trustee may borrow funds to pay trust liabilities if repaid in full prior to further distributions to unitholders;

—                                 the trustee will make monthly cash distributions to unitholders (Note 3); and

—                                 the trust will terminate upon the first occurrence of:

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

2.  Basis of Accounting

The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with U.S. generally accepted accounting principles:

—         Net profits income is recorded in the month received by the trustee (Note 3).

—         Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.

—         Distributions to unitholders are recorded when declared by the trustee (Note 3).

The most significant differences between the trust’s financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

—         Net profits income is recognized in the month received rather than accrued in the month of production.

—         Expenses are recognized when paid rather than when incurred.

—         Cash reserves may be established by the trustee for contingencies that would not be recorded under generally accepted accounting principles.

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

The initial carrying value of the net profits interests of $247,066,951 was XTO Energy’s historical net book value of the interests on December 1, 1998, the date of the transfer to the trust.  Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus.  Accumulated amortization was $83,270,179 as of December 31, 2006 and $75,131,621 as of December 31, 2005.

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

4.  Development Costs

The following summarizes actual development costs, budgeted development costs deducted in the calculation of net profits income, and the cumulative actual costs compared to the amount deducted:

	Year Ended December 31
	2006	2005	2004
Cumulative actual costs (over) under the amount deducted—beginning of period	$113,905	$(319,927)	$(1,583,988)
Actual costs	(55,224,079)	(38,766,168)	(20,035,939)
Budgeted costs deducted	51,700,000	39,200,000	21,300,000
Cumulative actual costs (over) under the amount deducted—end of period	$(3,410,174)	$113,905	$(319,927)

The monthly development deduction was increased twice during 2006 as a result of increased development activity and higher costs.  The deductions were increased to $4.2 million beginning with the April 2006 distribution and to $5.0 million beginning with the August 2006 distribution.  With a reduction in development activity in first quarter 2007 and based on the development budget for 2007, the development cost deduction was lowered to $3.75 million beginning with the February 2007 distribution.  XTO Energy has advised the trustee that this monthly deduction will continue to be evaluated and revised as necessary.

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

6.  XTO Energy Inc.

XTO Energy operates approximately 94% of the underlying properties.  In computing net proceeds, XTO Energy deducts an overhead charge for reimbursement of administrative expenses on the underlying properties it operates.  As of December 31, 2006, the overhead charge was approximately $716,000 ($572,800 net to the trust) per month and is subject to annual adjustment based on an oil and gas industry index as defined in the trust agreement.

In April and May 1999, XTO Energy sold 17 million trust units in the trust’s initial public offering, and later in 1999 and 2000, sold 1.3 million trust units to certain of its officers.  The trust did not receive any proceeds from the sale of trust units.  In May 2006, XTO Energy distributed all of its remaining 21.7 million trust units as a dividend to its common stockholders.  XTO Energy currently is not a unitholder of the trust.  In January 2006, XTO Energy announced that it would consider selling the underlying properties.  However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.

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

Total gas sales from the underlying properties to XTO Energy’s wholly owned subsidiaries were $103.2 million for 2006, or 53% of total gas sales, $107.9 million for 2005, or 54% of total gas sales and $81.7 million for 2004, or 54% of total gas sales.

7.  Contingencies

Litigation

On October 17, 1997, an action, styled United States of America ex rel. Grynberg v. Cross Timbers Oil Company, et al., was filed in the United States District Court for the Western District of Oklahoma by Jack J. Grynberg on behalf of the United States under the qui tam provisions of the U.S. False Claims Act against XTO Energy.  The plaintiff alleges that XTO Energy underpaid royalties on natural gas produced from federal leases and lands owned by Native Americans in amounts in excess of 20% as a result of mismeasuring the volume of natural gas, incorrectly analyzing its heating content and improperly valuing the natural gas during at least the past ten years.  The plaintiff seeks treble damages for the unpaid royalties (with interest, attorney’s fees and expenses), civil penalties between $5,000 and $10,000 for each violation of the U.S. False Claims Act, and an order for XTO Energy to cease the allegedly improper measuring practices.  This lawsuit against XTO Energy and similar lawsuits filed by Grynberg against more than 300 other companies have been consolidated in the United States District Court for Wyoming.  In October 2002, the court granted a motion to dismiss Grynberg’s royalty valuation claims, and Grynberg’s appeal of this decision was dismissed for lack of appellate jurisdiction in May 2003.  In response to a motion to dismiss filed by XTO Energy and other defendants in October 2006, the district judge held that Grynberg failed to establish the jurisdictional requirements to maintain the action against XTO Energy and other defendants and dismissed the actions for lack of subject matter jurisdiction.  Grynberg has filed an appeal of this decision.  While XTO Energy is unable to predict the final outcome of this case or estimate the amount of any possible loss, it has informed the trustee that it believes that the allegations of this lawsuit are without merit and intends to vigorously defend the action.  However, an order to change measuring practices or a related settlement could adversely affect the trust by reducing net proceeds in the future by an amount that is presently not determinable, but, in XTO Energy management’s opinion, is not currently expected to be material to the trust’s annual distributable income, financial position or liquidity.

An amended petition for a class action lawsuit, Beer, et al. v. XTO Energy Inc., was filed in January 2006, in the District Court of Texas County, Oklahoma by royalty owners of natural gas wells in Oklahoma.  The plaintiffs allege that XTO Energy has not properly accounted to the plaintiffs for the royalties to which they are entitled and seek an accounting regarding the natural gas and other products produced from their wells and the prices paid for the natural gas and other products produced, and for payment of the monies allegedly owed since June 2002, with a certain limited number of plaintiffs claiming monies owed for additional time.  A hearing on the class certification has not been scheduled.  The plaintiffs have not stated an amount they are seeking.  XTO Energy has informed the trustee that it believes that it has strong defenses to this lawsuit and intends to vigorously defend its position.  However, if XTO Energy ultimately makes any settlement payments, the trust will bear its 80% share of such settlement related to production from the underlying properties.  Additionally, if a judgment or settlement increases the amount of future payments to royalty owners, the trust would bear its proportionate share of the increased payments through reduced net proceeds.  XTO Energy has informed the trustee that, although the amount of any reduction in net proceeds is not presently determinable, in its management’s opinion, the amount is not currently expected to be material to the trust’s annual distributable income, financial position or liquidity.

Certain of the underlying properties are involved in various other lawsuits and certain governmental proceedings arising in the ordinary course of business. XTO Energy has advised the trustee that it does not believe that the ultimate resolution of these claims will have a material effect on trust annual distributable income, financial position or liquidity.

Other

Several states have enacted legislation to require state income tax withholding from nonresident recipients of oil and gas proceeds.  After consultation with its state tax counsel, XTO Energy has advised the trustee that it believes the trust is not subject to these withholding requirements.  However, regulations are subject to change by the various states, which could change this conclusion.  Should the trust be required to withhold state taxes, distributions to the unitholders would be reduced by the required amount, subject to the unitholder’s right to file a state tax return to claim any refund due.

8.  Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust’s Annual Report on Form 10-K included in this report.

9.  Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2006 and 2005:

			Distributable
	Net Profits	Distributable	Income
	Income	Income	per Unit
2006
First Quarter	$39,085,894	$39,041,600	$0.976040
Second Quarter	21,125,072	20,972,240	0.524306
Third Quarter	16,962,944	16,920,800	0.423020
Fourth Quarter	14,067,286	13,976,120	0.349403
	$91,241,196	$90,910,760	$2.272769

2005
First Quarter	$25,818,940	$25,698,160	$0.642454
Second Quarter	22,965,660	22,832,040	0.570801
Third Quarter	24,325,921	24,304,200	0.607605
Fourth Quarter	32,018,800	31,997,480	0.799937
	$105,129,321	$104,831,880	$2.620797

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Hugoton Royalty Trust:

We have audited the accompanying statements of assets, liabilities and trust corpus of the Hugoton Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and trust corpus of the Hugoton Royalty Trust as of December 31, 2006 and 2005 and its distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006 in conformity with the modified cash basis of accounting described in Note 2.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Hugoton Royalty Trust’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on the trustee’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Dallas, Texas
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Hugoton Royalty Trust:

We have audited the trustee’s assessment, included in Trustee’s Report on Internal Control over Financial Reporting under Item 9A of the accompanying Annual Report on Form 10-K, that the Hugoton Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The trustee of the Hugoton Royalty Trust is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the trustee’s assessment and an opinion on the effectiveness of the trust’s internal control over financial reporting based on our audit.

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

The trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the modified cash basis of accounting.  The trust’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the modified cash basis of accounting, and that receipts and expenditures of the trust are being made only in accordance with authorizations of the trustee; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the trustee’s assessment that the Hugoton Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO.  Also, in our opinion, the Hugoton Royalty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities, and trust corpus of the Hugoton Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described the trust’s method of accounting as explained in Note 2 to the financial statements.

KPMG LLP

Dallas, Texas
February 28, 2007

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